SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                               (Amendment No. 1)*


                            BioLase Technology, Inc.
                                (Name of Issuer)

                                  Common Stock
                            Par Value $.001 per share
                         (Title of Class of Securities)

                                     0-19627
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




















                               Page 1 of 5 Pages

CUSIP NO. 0-19627                                              Page 2 of 5 Pages
--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Program One, Inc. d/b/a Perspective Advisory Group
           06-1166053
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  [   ]

                                                            (b)  [ X ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                          5           SOLE VOTING POWER
   NUMBER OF                                 0
    SHARES                ------------------------------------------------------
 BENEFICIALLY             6           SHARED VOTING POWER
   OWNED BY                                  0
     EACH                 ------------------------------------------------------
  REPORTING               7           SOLE DISPOSITIVE POWER
   PERSON                                    0
    WITH                  ------------------------------------------------------
                          8           SHARED DISPOSITIVE POWER
                                      1,284,552 as of 02/10/97 *
--------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,284,552 as of 02/10/97 *
--------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*

                                       [  ]
--------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.8%

--------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON
                                      *Beneficial Ownership
           CO                          expressly disclaimed.
--------------------------------------------------------------------------------

CUSIP NO. 0-19627                                              Page 3 of 5 Pages
--------------------------------------------------------------------------------

Item 1.         (a) The name of the issuer is:

                            BioLase Technology, Inc.
--------------------------------------------------------------------------------

                (b) The address of the Issuer's principal executive offices is:

                           981 Calle Amanecer, San Clemente, California 92673.
--------------------------------------------------------------------------------

Item 2.         (a) The name of the person filing this Schedule 13G is:

                           Program One, Inc. d/b/a Perspective Advisory Group.
--------------------------------------------------------------------------------
                (b) The address of the reporting  person's  principal business office is:

                           17 Tripp Road, Woodstock, Connecticut 06281.
--------------------------------------------------------------------------------
                (c) The filing person is a Delaware corporation.

--------------------------------------------------------------------------------
                (d) The  title  of the  class of  securities  for  which  this
                    Schedule is being filed is:

                           Common Stock, $.001 par value.
--------------------------------------------------------------------------------
                (e) The cusip number for the Issuer is:

                           0-19627.
--------------------------------------------------------------------------------
Item 3. The filing person is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

--------------------------------------------------------------------------------
Item 4.  Ownership.

         As of February 10, 1997, the reporting person may be deemed to beneficially own the following shares of the Issuer's outstanding Common Stock, $.001 par value. Beneficial ownership is, however, expressly disclaimed.

         (a) The reporting person may be deemed to beneficially own 1,284,552 shares of the Issuer's Common Stock (the "Shares").

         (b) The Shares represent approximately 9.8% of the Class.

         (c) The number of shares as to which the reporting person has (i) sole power to vote or to direct the vote is 0; (ii) shared power to vote or to direct the vote is 0; (iii) sole power to dispose or to direct the disposition of is 0; and (iv) shared power to dispose or to direct the disposition of is 1,284,552.
--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.
--------------------------------------------------------------------------------

CUSIP NO. 0-19627                                              Page 4 of 5 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         All of the Shares reported hereunder are managed by the reporting person, a registered investment advisor, on behalf of various clients. The majority of the Shares reported hereunder are held in trusts for the benefit of the registered owners by third party trustees. Other than a shared power to dispose of the Shares, the registered owners retain all other ownership rights.
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.
--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.
--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

         Not Applicable.
--------------------------------------------------------------------------------
Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
--------------------------------------------------------------------------------
CUSIP NO. 0-19627                                              Page 5 of 5 Pages



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 13, 1997
                                                  -----------------
                                                         Date

                                                  PROGRAM ONE, INC. D/B/A
                                                  PERSPECTIVE ADVISORY GROUP


                                                  By:/s/Robert K. Mann
                                                     -----------------
                                                Title:  Robert K.  Mann